Exhibit 99.1

SIGMA LITHIUM REPORTS 4Q24 AND FY24 RESULTS:

STRONG MARGIN GENERATION, RECORD PRODUCTION AND
SIGNIFICANT COST REDUCTIONS

HIGHLIGHTS

FINANCIAL REPORT

•	Strong operating margins: reflecting strong profitability and operational efficiency.
o	Cash operating margin of 42% in 4Q24, underlying 41% in FY24.
o	Adjusted EBITDA margin in 4Q24 of 26%, underlying 25% in FY24.

•	Record quarterly production and sales volumes: improvements at Greentech Industrial Lithium Plant:
o	Increased production and sales of Quintuple Zero Lithium Concentrate by approximately 28% in 4Q24: over 77,000 tonnes of production and 73,900 tonnes of sales.
o	Issued FY 2025 production guidance of 270,000 tonnes, reinforced by performance achieved in 4Q24.
o	A video highlighting our operational improvements is available for viewing here (https://vimeo.com/1070880177?share=copy)

•	Achieved significant cost reductions: monetized economies of scale and increased efficiency.
o	CIF China cash operating costs decreased 17% to US$427/t in 4Q24.
o	All-in sustaining costs (AISC) totaled US$592/t in 4Q24.
o	Provided FY 2025 cost guidance of CIF China cash costs of US$500/t and AISC of US$660/t.

•	Strengthened Commercial Strategy in 4Q24 to align with annual restocking trends of chemical refiners, effectively managing seasonality: achieved average sales prices of approximately US$900/t (6% CIF China).

PLANT 2 CONSTRUCTION

•	Significantly Progressed Plant 2 Construction:
o	Concluded procurement of long-lead items, continued detailed engineering, completion of earthworks and foundation construction.
o	A video of construction progress is available for viewing here (https://ir.sigmalithiumresources.com/events/event-details/bmo-conference).
•	Plant commissioning is expected to begin in 4Q25.

TECHNICAL REPORT

•	Published an updated NI 43-101 Technical Report for the Grota do Cirilo operations:
o	Updated After-Tax NPV8% for the operations at US$5.7 billion, at current prices averaging US$1,000/t for the next three years of operations.
o	Validated 22 years of operational life with a mineral resource estimate of 107Mt (M&I&I) at 1.40% Li2O, and a mineral reserve estimate at 76 Mt.

Conference Call Information

The Company will hold a conference call to discuss its financial results for the fourth quarter at 8:00 a.m. ET on Monday, March 31, 2025. Participating in the call will be Ana Cabral, Co-Chairperson and Chief Executive Officer, and Rogerio Marchini, Chief Financial Officer. To register for the call, please proceed through the following link Register here (https://register-conf.media-server.com/register/BIb1f29bc68d4548a6a9cbd6ee1fd918a8). For access to the webcast, please Click here (https://edge.media-server.com/mmc/p/xh2o33rm/).

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São Paulo, Brazil. March 31, 2025. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, reports its results for the full year ended December 31, 2024.

Ana Cabral, Co-Chairperson and CEO, said: “In 2024, Our continued focus on innovation and the introduction of advanced Greentech technologies, such as the new ultrafines reprocessing circuit, increased the overall efficiency of our industrial process. As a result, we significantly increased industrial lithium oxide concentrate production volumes, without a concomitant increase in mining footprint, thereby simultaneously creating value for both the environment and our shareholders.”

“We are undergoing a transformational period as we accelerate our growth to become one of the world’s leading integrated industrial-mineral lithium oxide producers. As we increase production volume, we see opportunities to further monetize economies of scale. We demonstrated operational resilience during the current lithium cycle, surpassing production targets, while maintaining one of the lowest cash cost positions in the industry. Our execution track record further reinforces our ability to deliver on our targets”, she added.

The CEO concluded, “We are simultaneously constructing our second Greentech Industrial Plant to double our production capacity in 2025, while entering the planning stages for a third Greentech production line. This expansion, coupled with our disciplined approach to capital deployment and industry-leading low capex intensity, positions Sigma Lithium for sustainable long-term growth. As we look ahead, our unwavering focus on innovation, cost leadership, strategic partnerships, and environmental stewardship will continue to drive value creation for our stakeholders.”

Table 1. Summary of FY 2024 and 4Q24 Key Operational and Financial Metrics

Production and Sales	Unit	FY2024	4Q24
Production Volumes	tonnes	240,828	77,034
Sales Volumes	tonnes	236,811	73,900
Average grade of shipped product	% of Li2O	5.3	5.2
Average Selling Price, @6% CIF China(1)	US$/t	875	900
COGS	US$/t	506	434
Operating Cash Cost at Plant Gate(2)	US$/t	364	318
Operating Cash Cost CIF China (2)	US$/t	494	427
All-in Sustaining Cash Cost (2)	US$/t	714	592
Financial Performance	Unit	FY2024	4Q24
Underlying Revenue(3)	US$ 000	180,589	47,336
Reported Revenue	US$ 000	151,352	47,336
Underlying Adjusted EBITDA(4)	US$ 000	46,023	12,259
Adjusted EBITDA(4)	US$ 000	16,786	12,259
Cash and Cash Equivalents, at the end of the respective period	US$ 000	45,918	45,918

Revenues and Production

Sigma Lithium reported revenues of US$151.4 million for the FY24. Revenues for the FY24 include non-cash provisional price adjustments for the shipments realized in 2023 in the amount of US$29.2 million, reflecting downward price settlements for these shipments. Therefore, underlying revenues, excluding these non-cash provisional 2023 price adjustments, totaled US$180.6 million for the full year 2024.

The Company also reported total revenues of US$47.3 million for the 4Q24, an increase of 127% over the revenues reported in 3Q24.

As a result of the improved efficiencies at the Greentech Plant, following the completion of the new ultrafines circuit, the Company achieved a 28% increase in production volumes in the 4Q24, reaching 77,034 tonnes. Annual production totaled 240,828 tonnes in 2024.

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The Company expects to produce at least 270,000 tonnes of its Quintuple Zero Lithium Concentrate in 2025, averaging approximately 67,500 tonnes per quarter.

Following the success in increasing production volumes, during the 4Q24, Sigma Lithium sold 73,900 tonnes of its Quintuple Zero Green Lithium concentrate. As a result, the Company reported a total of 236,811 tonnes in sales volumes for the FY24.

The Company strengthened its commercial relationship with trading companies, allowing to execute commercial strategy in line with annual restocking trends of chemical refiners, weathering seasonality more effectively and outperforming market price benchmarks, achieving average CIF sales price for the 4Q24 of approximately US$900/t.

In 2025, the Company will focus on optimizing further its commercial strategy by following seasonality patterns. This will involve consolidating shipments into larger vessels and timing deliveries to align with peak demand seasons at final destinations.

Cash Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin

Sigma Lithium reported an underlying cash gross margin (gross margin excluding non-cash 2023 provision price adjustments and D&A expenses) of 41% for FY24 and cash gross margin of 42% for 4Q24 (gross margin excluding D&A expenses).

For the FY24 Adjusted EBITDA totaled US$16.8 million. Similarly to revenues, underlying Adjusted EBITDA (excluding non-cash 2023 provisional price adjustments) for the FY24 totaled US$46.0 million, representing underlying Adjusted EBITDA margin of 25%.

For the 4Q24, Adjusted EBITDA totalled US$12.3 million, representing an Adjusted EBITDA margin of 26%, reflecting strong profitability and operational efficiency.

Costs and FY25 Guidance

The Company reported cost of sales of US$119.7 million or US$506/t of sold products for the FY24. The cost of sales totalled US$32.1 million for the 4Q24, an increase of 10% compared to the cost of sales reported for the previous quarter as a result of significantly higher sales volumes in the quarter.

By monetizing economies of scale, the Company reported a 15% decrease in cost of sales per tonne averaging US$434/t of sold product for the 4Q24 compared to 3Q24.

During 2024, the Company maintained its low-cost position, with CIF China cash operating costs averaging US$494/t. In the 4Q24, the Company achieved a significant reduction in CIF China operating cash costs, totaling US$427/t, a decrease of 17% compared to the 3Q24. This reduction was driven by economies of scale from a substantial increase in production volumes during the quarter.

Demonstrating resilience to price cycles, AISC also saw a significant improvement at US$592/t in 4Q24, compared to the average of US$714/t for the FY24. The decreases were primarily driven by a reduction in financial expenses, resulting from more efficient use of working capital, and a dilution of SG&A expenses as we scaled production.

For the 2025 business year, the Company expects to maintain CIF China operating cash cost of US$500/t with AISC averaging US$660/t. This conservative guidance is based on the average CIF China operating cash cost and AISC per tonne achieved in 2024.

Balance Sheet & Liquidity

As of December 31, 2024, the Company’s cash and cash equivalents totaled US$45.9 million. The Company’s cash generation for the year was US$23.7 million, excluding the “non-realized” foreign exchange impact on cash held in other currencies of US$14.4 million and the interest payments related to the previous year, as outlined below.

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The main uses of cash during the year were:

(i)	interest payments of US$31.5 million, which included payments for two years of interest on a long-term loan facility (US$12.0 million accrued in 2023);
(ii)	Increase in working capital of US$8.8 million due to significantly higher production and sales volumes;
(iii)	Capital expenditures of US$23.8 million;

In 2024, due to the achieved operational consistency, the Company was granted substantial trade finance credit lines by commercial banks. As of December 31, 2023, the Company had US$9.4 million in short-term debt and US$119 million in total debt. By December 31, 2024, short-term debt increased to US$60.3 million, with total debt reaching US$173.6 million.

Throughout 2024, enhanced operational reliability and a steady shipment schedule reduced the Company’s export credit risk, which in turn improved the availability and lowered the interest rates on its trade finance lines.

As a result of these performance improvements, the Company increased working capital efficiency and decreased its total financial and interest expenses per ton as follows:

•	Significantly decreased interest rates on the Company’s trade finance export credit lines, from 15.5% per year in 4Q23 to 8.7% per year in 4Q24.
•	Improved working capital efficiency, maintaining a short-term trade finance balance of US$59.6 million as of December 2024, consistent with the previous quarter, despite the significant increase in production.
•	Decreased net interest paid on short-term debt to US$19/t in 4Q24.
•	Net interest paid in FY24 totaled US$19.6 million (excluding interest accrued in 2023), or approximately US$81/t based on annual production of 240,828 tonnes.

As guidance, the Company expects interest payments to remain at similar levels of approximately US$78/t in 2025. While we plan to ramp up production, the impact on financial costs per tonne may not be as significant, as we expect to disburse the BNDES loan without the benefit of the additional production volumes from Plant 2. However, by 2026, once Plant 2 is operating at full capacity, we anticipate a sharp reduction in financing costs per tonne to US$39.

Phase 2 Expansion and CAPEX Update

In April 2024, the Board of Directors announced a Final Investment Decision for the Company’s Phase 2 Greentech Plant expansion. The project is expected to add 250,000 tonnes of production capacity to the current Phase 1 operation. Importantly, the Company has already received all licenses to build and operate this second Greentech Plant and commence mining operation at its Barreiro site, when needed. The operating license for the Barreiro mine, the second mine within the Grota do Girlo property, was granted in December 2024.

The Company has successfully completed 100% of the foundation earthworks for the second Greentech industrial plant, staying on schedule and within budget. The first cement has been poured, and construction has advanced to civil works, including the completion of water drainage infrastructure for the second industrial site.

In addition, detailed engineering with technical specifications has been completed for certain key equipment items with long manufacturing lead times (long-lead items). Procurement and contractual negotiations have been completed, and the initial deliveries of the plant's equipment are expected to commence in July 2025, followed by the assembly of mechanical structures.

Currently, there are more than 100 people working on the expansion project, with plans to increase the workforce to 1,000 at peak construction. The Company has also accelerated its homecoming program with the creation of a training center for heavy machinery operators in one of the neighboring communities.

Sigma Lithium has secured a US$100 million development bank credit line from BNDES to fully fund the construction. The Company decided to continue advancing its construction, despite the current lithium cycle, due to its low capital expenditure intensity (capex per tonne of capacity built). This efficiency is driven in part by the existing infrastructure, which supports the additional Greentech Industrial Plant and enables the Company to fast-track construction timelines while controlling costs.

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During 2024, the capital expenditure totalled US$23.8 million, including approximately US$8.0 million of maintenance expenses. The Company expects the 2025 capital expenditure to reach approximately US$100 million for the Phase 2 construction to be reimbursed through the BNDES development loan.

Updated Technical Report

The Company filed an updated technical report (the “Technical Report”) for its 100% owned Grota do Cirilio lithium project supporting 22 years of operational life for the Company. The Technical Report contains an updated Mineral Resource and Reserve Estimate, and provides revised operational cost, and economic parameters for the Grota do Cirilo operation at Vale do Jequitinhonha in Minas Gerais, Brazil, as of January 15, 2025.

The Company’s mining resource increased by a total of 23% from the previous technical report, to 93.2 million tonnes of measured and indicated (M&I) mineral resource at 1.40% Li2O, together with inferred mineral resource of 13.7 million tonnes at 1.36% Li2O. Proven and Probable reserves have increased 40% to 76.4 million tonnes at 1.29% Li2O, with a revised long-term cash operating cost at Plant Gate estimate of approximately US$318/t of lithium oxide concentrate.

This increase in mineral resource estimates reflects only a portion of the full geological exploration potential at Grota do Cirilo, as announced by the Company. Grota do Cirilo is one of four properties within Sigma Lithium’s broader mining portfolio, highlighting significant further exploration and resource growth potential.

Additionally, Sigma Lithium continues to execute the mineral and metallurgical development work to further convert its mineral resources into reserves over time. As a result, the Company expects the increase in mineral reserve estimates to continue alongside the construction of additional Greentech industrial production lines, ensuring that the operational life remains above 15 years.

The Technical Report also outlines an updated after-tax NPV (at 8%) for Phases 1, 2, and 3, estimated at US$5.7 billion, using Benchmark Minerals Inc.'s updated price forecast, representing a decrease from US$15.3 billion in the previous technical report filed in January 2023. This reduction in project NPV is not solely due to the significant decline in lithium prices in recent years, but also reflects changes in the timeline for building the Greentech Industrial Production Plants as follows:

•	January 2023 Technical Report: Phases 2 and 3 were projected to be fully ramped up by 2024, with production levels expected to reach approximately 700,000 tonnes that year.
•	March 2025 Technical Report: Phase 2 is now expected to reach full ramp-up in 2026, with Phase 3 following in 2027.

A full copy of the NI 43-101 Technical Report is available on the Company website.

Qualified Person Disclosure

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

The technical and scientific information related to mineral resource estimates in this news release has been reviewed and approved by Marc-Antoine Laporte.

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Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this news release not related to the current mineral resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, Vice President Investor Relations

irina.axenova@sigmalithium.com.br

Phone: +55 11 2985 0089

Sigma Lithium

Sigma Lithium (https://www.linkedin.com/company/sigma-lithium-resources)
@sigmalithium (https://www.instagram.com/sigmalithium/)
@SigmaLithium (https://twitter.com/SigmaLithium)

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Financial Tables

The consolidated financial statements for the periods ended December 31, 2024 and 2023 were audited by the Company's independent auditor in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

Figure 1: Consolidated Statements of Income (Loss) Summary

Consolidated Statements of Income (Loss)	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024
($000)	CAD	CAD	USD	USD

Revenue	67,206	208,747	47,336	151,352
Cost of goods sold & distribution	(45,306)	(164,473)	(32,079)	(119,718)
Gross profit	21,900	44,274	15,257	31,634
Sales expense	(1,655)	(3,871)	(1,167)	(2,796)
G&A expense	(5,873)	(25,215)	(4,200)	(18,418)
Stock-based compensation	(3,578)	(11,172)	(2,525)	(8,102)
ESG and other operating expenses	(2,933)	(10,203)	(2,067)	(7,398)
EBIT	7,861	(6,187)	5,298	(5,080)
Financial income and (expenses), net	(16,486)	(38,870)	(11,701)	(28,145)
Non-cash FX & other income (expenses), net	(21,133)	(45,306)	(15,138)	(32,806)
Income (loss) before taxes	(29,757)	(90,363)	(21,541)	(66,031)
Income taxes and social contribution	18,078	20,382	12,999	14,635
Net Income (loss) for the period	(11,679)	(69,981)	(8,541)	(51,396)

Weighted avg diluted shares outstanding	111,124	111,267	111,124	111,267

Earnings per share	($0.10)	($0.63)	($0.08)	($0.46)

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Figure 2: Consolidated Statements of Financial Position Summary

Consolidated Statements of Financial Position	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
($000)	CAD	CAD	USD	USD
Assets
Cash and cash equivalents	66,053	64,403	45,918	48,585
Trade accounts receivable	16,663	29,707	11,583	22,410
Inventories	23,217	19,442	16,140	14,667
Other current assets	27,517	29,124	19,129	21,971
Total current assets	133,450	142,676	92,771	107,632
Property, plant and equipment	202,864	239,742	141,025	180,858
Other non-current assets	134,244	104,820	93,322	79,074
Total Assets	470,559	487,238	327,118	367,565

Liabilities & Shareholder Equity
Financing and export prepayment	88,606	28,907	61,596	21,807
Suppliers & accounts payable	46,933	71,152	32,627	53,676
Other current liabilities	20,928	22,315	14,550	16,834
Total current liabilities	156,468	122,373	108,773	92,317
Financing and export prepayment	161,117	141,999	112,003	107,122
Other non-current liabilities	20,144	8,581	14,004	6,474
Total non-current liabilities	181,261	150,580	126,007	113,595

Total shareholders' equity	132,830	214,284	92,338	161,652

Total Liabilities & Shareholders' Equity	470,559	487,238	327,118	367,565

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Figure 3: Cash Flow Statement Summary

Consolidated Statements of Cash Flows	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023
($000)	CAD	CAD	USD	USD
Operating Activities
Net income (loss) for the period	(69,981)	(38,245)	(51,396)	(27,940)
Adjustments, including FX movements	75,062	52,080	54,549	52,080
Interest payment on loans and leases	(17,321)	14,863	(12,487)	12,111
Adjustments to income (loss) for the period	57,741	66,943	42,062	64,191
Change in working capital	(12,107)	(59,014)	(8,832)	(42,836)
Net Cash from Operating Activities	(24,347)	(475)	(18,166)	(23,385)
Investing Activities
Purchase of PPE	(23,078)	(45,782)	(16,838)	(34,537)
Addition to exploration and evaluation assets	(4,238)	(23,478)	(3,092)	(17,711)
Other	(5,244)	(12,957)	(3,826)	(9,375)
Net Cash from Investing Activities	(32,560)	(82,217)	(23,756)	(61,623)
Financing Activities
Proceeds of loans, net	75,684	92,562	56,222	59,148
Other	(3,568)	(14,737)	(2,610)	(1,057)
Net Cash from Financing Activities	72,116	77,825	53,612	58,091
Effect of FX	(13,559)	3,233	(14,356)	4,406
Net (decrease) increase in cash	1,650	(1,634)	(2,666)	(22,510)
Cash & Equivalents, Beg of Period	64,403	96,354	48,584	71,094
Cash & Equivalents, End of Period	66,053	64,403	45,918	48,584

Footnotes & Reconciliations:

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures such as realized price per tonne, unit operating costs, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

1. Average selling price, CIF represents revenues associated with shipments invoiced during the reporting period netted out against total volume shipped. The final price may be higher or lower than the invoiced price based on future price movements.

2. Cash unit operating costs include mining, processing, and site based general and administration costs. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on an FOB basis, this metric includes road freight, and port related charges. When reported on a CIF basis it includes ocean freight, insurance and royalty costs. Royalty costs include a 2% government royalty and a 1% private royalty.

For CIF production cost analysis purposes, Sigma is considering the ocean freight costs of product that sailed in the month of reporting. However, for accounting purposes, and thus in this quarter’s reported cost of good sold and revenues, the ocean freight cost is to be recognized the moment material is delivered to the customer.

Cash unit all-in sustaining cost includes unit CIF China cash operating cost, SG&A, maintenance capex and financial expenses.

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3. Underlying revenue and EBITDA represent reported revenues, excluding provision price adjustments for the shipments made in 2023.

4. Adjusted EBITDA is a measure of recurring core earnings profile of the company. It is calculated as revenues minus cash operating and selling expenses. The calculation excludes non-cash items such as depreciation and amortization and stock-based compensation expenses.

EBITDA	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024
($ 000)	CAD	CAD	USD	USD

Revenues	67,206	208,747	47,336	151,352
Cost of goods sold & distribution	(45,306)	(164,473)	(32,079)	(119,718)
Gross Profit	21,900	44,274	15,257	31,634
Sales expenses	(1,655)	(3,871)	(1,167)	(2,796)
G&A expense	(5,873)	(25,215)	(4,200)	(18,418)
Stock-based compensation	(3,578)	(11,172)	(2,525)	(8,102)
ESG & other operating expenses, net	(2,933)	(10,202)	(2,067)	(7,398)
EBIT	7,861	(6,187)	5,298	(5,080)
Depreciation & Amortization	6,288	18,970	4,436	13,764
EBITDA	14,149	12,783	9,734	8,684
EBITDA (%)	21%	6%	21%	6%
Stock-based compensation	3,578	11,172	2,525	8,102
Adjusted EBITDA	17,728	23,955	12,259	16,786
Adjusted EBITDA (%)	26%	11%	26%	11%

Cash-Flow Reconciliation		FY2024	FY2023
Cash Beginning of the Period		48,584	71,094
Net cash used in operating activities		(18,146)	(23,385)
Adjustment for interest accrued in 2023		11,978	(11,978)
Capex		(23,756)	(61,623)
Net borrowing		53,612	58,091
Pro-forma cash increase (decrease) in the year		23,688	38,895
FX impact on cash held in foreign currency (non-realized)		(14,376)	4,406
Adjustment for interest accrued in 2023		(11,978)	11,978
Increase (decrease) in cash and cash equivalents in the year		(2,666)	(22,510)
Cash End of the Period		45,918	48,584

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